Via Facsimile and U.S. Mail
Mail Stop 6010

July 11, 2006

Mr. H.Y. (Reid) Li
Chief Executive Officer
Amersin Life Sciences Corporation
410 Park Avenue, 15th Floor
New York, NY 10022

Re: **Amersin Life Sciences Corporation**
        Item 4.02(a) Form 8-K filed July 10, 2006
        File No. 000-25553

Dear Mr. Li:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02(a) Form 8-K filed July 10, 2006

1.   We note that you intend to file a restated Form 10-KSB for the fiscal year ended January 31, 2006. Please tell us when you will file your amended Form 10-KSB. Additionally, please revise the disclosure in your Form 8-K to provide detailed information regarding your decision to profess non-reliance on and restate the financial statements included in your January 31, 2006 Form 10-KSB. For example, describe the business that you will reclassify as discontinued operations and quantify the effects of the reclassification on your total operating revenue and operating profit or loss for the year ended January 31, 2006.

2.   Please revise your disclosure to specify whether you have reconsidered the adequacy of your previous assertions regarding disclosure controls and procedures, as reflected in your Form 10-KSB for the fiscal year ended January 31, 2006, in light of the material errors and issues that you have described in your Item 4.02 Form 8-K.

3.   Please confirm that when you amend your January 31, 2006 Form 10-KSB to file your restated financial statements, you will describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. Refer to Item 307 of Regulation S-B. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, tell us and confirm that you will describe the basis for the officers' conclusions.

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Please provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3657.

Sincerely,

Amy C. Bruckner
Staff Accountant